CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AS INDICATED BY “[REDACTED]” AND SEPARATELY FILED WITH THE COMMISSION April 11, 2025 Harley-Davidson, Inc. 3700 West Juneau Avenue ( Milwaukee, Wisconsin 53208 Attn: Paul J. Krause Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary Dear Mr. Krause, Pursuant to Item 5.02(a)(3) of Form 8-K, I am writing to inform you that I disagree with several of the statements made by Harley-Davidson, Inc. (the "Company") in Item 5.02 of its Form 8-K (the "8-K") filed with the Securities and Exchange Commission (the "SEC") on April 10, 2025. Accordingly, I would like to set the record straight and correct the Company's attempts to mischaracterize the events and boardroom dynamics that ultimately led to my resignation. Pursuant to Item 5.02(a)(3), you are required to file this letter with the SEC on an amendment to the 8-K within two business days of receipt of this letter. Item 1: I have never - at any time - requested that either CEO Jochen Zeitz or I Presiding Director Tom Linebarger “extend their commitment to continue leading the Company”. In fact, in the executive session of the December 2024 meeting of the Board of Directors (the “Board”), I expressed to the Board that Jochen Zeitz should be terminated immediately as CEO and that a search process to identify the new CEO should be commenced immediately. Item 2: In February 2025, the Board was in the process of setting dates for a final round of CEO candidate interviews to take place in March 2025. It was in this context - and under the assumption that the Board would choose one of the CEO candidates being interviewed - that I chose not to object to the as-presented slate of Company directors. It is a flagrant misrepresentation to state that “At that time ... Mr. Dourdeville and H Partners continued to support a long-term commitment from Presiding Director Linebarger to continue leading the Company's transformation.” During the fall of 2024, Mr. Linebarger informed the Board that he intended to step down from the Board as early as December 2024 and not later than the Company's 2025 Annual Meeting, after which I and all the other independent Board members at the executive session of the December 2024 Board Meeting actively supported the appointment of a new Presiding Director. My views did not subsequently change. Item 4: Few, if any, of the underlying business and cultural issues that I raised in my resignation letter dated April 5, 2025, were ever presented to the Board as matters to be voted upon, notwithstanding the Company's claim that I “never voted against the Director majority on any matter, except one - the Board's decision not to extend an offer to his preferred CEO candidate.” First, the suggestion that I did not voice any concerns during my time on the Board is false, and furthermore, it clearly ignores my efforts to work constructively and collaboratively within the Board setting on items such as product development plans, dealer profitability, dealer inventory, remote-work policies, Company culture and other topics. Second, I did not vote against the Director majority with respect to extending an offer to one of the CEO candidates. In fact, 75% of the CEO search committee - including me - voted in favor of extending an offer to such candidate, but the Board ended with a 4-4 split vote on March 28, 2025. Item 4.3 - 4.5: The Company is well aware that my letter of April 1, 2025 discussed a multitude of topics and concerns beyond the resignation of three directors and the Company's attempts to describe the letter in this manner are a material misrepresentation. Furthermore, my April 1st letter was an attempt to privately engage with the Board prior to the filing of the Company's proxy statement for the upcoming annual meeting of stockholders. To that end, I requested a response by 5:00pm on April 3, 2025, given my understanding that the proxy statement was to be filed on April 4, 2025. However, rather than engaging with me in a timely manner in a private setting, the Company instead seemingly chose to advance the date of filing and filed the proxy statement in the early afternoon of April 3, 2025. Then, just before 5:00pm - the time by which I had requested a response - and without directly responding to my April 1st letter or the filing of the proxy statement, another director reached out to me informing me that the Board would “attempt” to schedule a Board meeting the following Monday or Tuesday. Item 5: The “elements” of the Company's Hardwire strategic plan - versus the Company's execution and implementation of the Hardwire strategic plan - are two entirely different matters. As discussed above, I made many attempts to work constructively and collaboratively within the Board setting on items such as product development plans, dealer profitability, dealer inventory, remote-work policies, Company culture and other topics relating to the Hardwire strategic plan. [REDACTED]. Item 6: To say that “The Company has successfully executed the Hardwire” is hardly a fact. On the other hand, as discussed further in my April 1st and April 5th letters, I believe there are many issues plaguing the Company that require urgent attention. Item 7: I voiced my concerns regarding the Company's remote-work policies in multiple executive sessions of Board meetings. Debate around this issue was unilaterally squelched, with the response, “That's a non-starter for our CEO.” To say that “Mr. Dourdeville never raised this as a concern” is patently false.